TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER

13-10, NAGATACHO [redacted]

CHIYODA-KU, TOKYO 100

(C.P.O.BOX 1576, TOKYO 10

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December 15, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on December 2, 2003.

1) Our holding of Ashikaga Financial Group stocks
2) Notice of Repurchase of Own Shares from the Market

We hereby attach English translation of this Press Release.

Thank you for your attention.

Yours truly,

Shinichiro Kitamura

SK

cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

December 2, 2003

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Our holding of Ashikaga Financial Group stocks

Belluna Co., Ltd. (the "Company") hereby announces that the possibility has arisen that the Company may record a revaluation loss on its holding of Ashikaga Financial Group common stocks and Ashikaga Bank Ltd. preferred stocks. We believe that the effect of this on the profit and loss of the Company will be small, and there are no changes regarding our forecast for the fiscal year.

On November 29, 2003 the Prime Minister of Japan recognized the Ashikaga Bank, Ltd. as being subject to the measure stipulated in the Article 102, paragraph 1, item 3 of the Deposit Insurance Law, and the Deposit Insurance Corporation of Japan decided to acquire equities of the Ashikaga Bank, Ltd. (i.e. to start the Special Crisis Management.) Consequently, the market value of Ashikaga Financial Group common stock and Ashikaga Bank Ltd. preferred stock are expected to decline substantially.

The Company's holding of the stocks are as follows:

1) Ashikaga Financial Group common stocks
   (1) Number of stocks: 100,500 shares
   (2) Book value: 13,567,500 yen

2) Ashikaga Bank Ltd. preferred stocks
   (1) Number of stocks: 200,000 shares
   (2) Book value: 100,000,000 yen

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December 2, 2003

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

The Company repurchased its own shares at the market pursuant to Article 210 of Japanese Commercial Code as described below.

1. Period of repurchase:	From November 21st to 30th, 2003
2. Number of shares repurchased:	38,400 shares
3. Total cost of repurchase:	137,823,000 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the annual shareholders' meeting held on June 27th, 2003

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	500,000 shares (maximum)
- Total value of shares to be repurchased:	2,500 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase since the annual shareholders' meeting held on June 27th, 2003 is as follows:

- Total number of shares repurchased:	38,400 shares
- Total value of shares repurchased:	137,823,000 yen

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